EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	03/19/13
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, CHCO Investor Presentation
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	CHCO logo
EX-99.1	ex99-1.htm
	Exhibit 99.1, slides for presentation
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8-K	submissionpdf.pdf
	Printable copy, Form 8-K CHCO Investor Presentation amd Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
March 19, 2013



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain institutional investors and shareholders on Wednesday, March 20 and Thursday, March 21, 2013. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.bankatcity.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 19, 2013</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



Sandler O'Neill + Partners

Cincinnati, Columbus, Cleveland

March 20-21, 2013

Forward looking statements

This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress; and (14) the integration of the operations of City Holding and Community Financial may be more difficult than anticipated.   Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City *Holding Company*



- Total Assets $3.4 bil
- Branches   83
- FTE   959
- Market Cap $568 mil
- Institutional Ownership   61%
- Average Daily Volume $1.6 mil

Date: March 12, 2013

Legacy West Virginia markets



3rd Branch Share & 9% Deposit Share in Morgan, Berkeley & Jefferson Co. WV $2.1Billion
1st Branch Share & 8% Deposit Share in Huntington WV/Ashland KY MSA $4.4 Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $6.1 Billion
1st & 29% Deposit Share $2.0 Billion
Ohio
West Virginia
Clarksburg
Berkeley Springs
Martinsburg
Inwood
Charles Town
Point Pleasant
Ripley
Chesapeake, OH
Huntington
Milton
Cross Lanes
Valley
Charleston State Capital
Montgomery
Beckley
Lewisburg
Hinton
70
79
68
81
64
77
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

City Holding Company

Acquisitions in Growth Markets


SNL Maps
SNL Financial
City Holding Co.
US Branches: Current
Projected Population Change Counties
1.5% to 6.6%
1.0% to 1.4%
0.1% to 0.9% (Mean: 0.2%)
-0.2% to 0%
-0.7% to -0.3%
-2.5% to -0.8%
Pittsburgh
Weirton
Bethel Park
Johnstown
Wheeling
Columbus
Zanesville
Coshocton
Lancaster
New Martinsville
Morgantown
Cumberland
Chillicothe
Athens
Parkersburg
Fairmont
Clarksburg
Keyser
Winchester
Jackson
Portsmouth
Buckhannon
Elkins
Shenandoah Valley
Glade View
Staunton
Charlottesville
Morehead
Guyan Terrace
Malaga
Lewisburg
Pikeville
Welch
Blacksburg
Roanoke
Lynchburg
Farmville
Tuckahoe
Lipps
Wytheville
Brookneal
Marion
Galax
Martinsville
Danville
South Hill
Kingsport
bing
Copyright © 2013 ESRI, © 2010 NAVTEQ © 2013 Microsoft Corporation
© 2013 SNL Financial LC. All rights reserved.
March 13, 2013

City Holding Company

Virginia Savings Bank

- Closed May 31, 2012
- 5 branches in Virginia
- $73 million in loans
- $123 million in deposits
- 5,700 households
- Regional population of 185,000
- Regional Households of 72,000
- Projected Population growth of 5.0% over 5 yrs
- Our primary competitors in this market are BB&T, United Bank, Bank of Clarke County, and Wells Fargo

Community Bank

- **Closed January 10, 2013**
- **10 branches in Virginia**
  - Eight Branches in Staunton, VA region
    - Population of 205,000
    - Households of 79,000
    - Competitors: STEL, BBT, STI, BAC, UBSI
  - Two Branches in Virginia Beach Region
    - Population of 1.7 million
    - Households of 625,000
- **$410 million in loans**
- **$380 million in deposits**
- **14,100 households**
- **Projected Population growth of 3.1% over 5 years in Staunton, VA region**

City Holding Company

Market Position

Market	Population	Deposits ($mm)	Deposit Share (%)	Branches	Branch Share (%)	Branch Rank
Charleston MSA	305,000	$575	10 %	17	17 %	1
Huntington / Ashland MSA	285,000	366	9	13	12	1
Beckley	80,000	322	27	7	25	1
Valley Region	205,000	278	14	9	14	3
Lewisburg	35,000	179	25	6	33	1
Eastern Panhandle	165,000	173	9	7	13	2
VSB Region	186,000	120	4	5	6	7
Virginia Beach	436,000	89	2	2	2	11

Note: Grey highlight indicates original market, yellow highlight indicates market expansion as a result of the acquisition of Virginia Savings Bancorp, Inc., and green highlight indicates market expansion as a result of the acquisition of Community Financial Corporation

8

City Holding Company



Loan Composition and Loan/Deposit Ratio
Loans $MM
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
90.0%
89.0%
88.0%
87.0%
86.0%
85.0%
Dec 2011
Dec 2012
Feb 2013
Residential Real Estate
Home Equity (Junior Liens)
Commercial
Consumer
Loan/Deposit Ratio
City Holding Company

Virginia Savings Bank
Progress resolving asset quality problems

- Took a $10.05 million Mark-to-Market at acquisition
- Mark stood at $6.28 million at 2/28/13
- Non-performing assets down 40% due to charge-off or workout
- OREO down 33% due to charge-off or workout
- Past-due loans down 76%
- At Feb 28, 2013 the Mark stands at 217% of NPA's

Challenges:

- Economic Activity
- Margin Compression
- Loan Competition
- Regulatory Compliance
- Regulatory Agenda
- Integration & Culture

City *Holding Company*

The key to City's success: an enviable deposit franchise

- Branches 83
- Average Deposits per Branch .... $34.2 MM
- Average Households per Branch 2,200
- Average Deposit Share 12.2%
- Average Household Share* 24%

- * - Excludes Coastal Region

City *Holding Company*

Low cost and stable funding:



Data: December 31, 2012

Solid core deposits drive strong net interest margin:


March 2008 thru June 2011: NIM supported by Interest Rate Floors
3.96%
5.00
4.50
4.00
3.50
3.00
2.50
2004
2005
2006
2007
2008
2009
2010
2011
2012
$1 to $5B Peer
CHCO

Peer Data as of December 31, 2012

City Holding Company

CHCO's sensitivity to interest rate risk which assumes that deposit mix composition changes as rates rise:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+4.2%
+300 Bp	+3.8%
+200 Bp	2.5%
+100 Bp	-0.3%

Data: December31, 2012

City Holding Company

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



35.7%   64.3%

■ Non Interest Income
■ Net Interest Income

*As of December 31, 2012. Non-interest income excludes investment gains/(losses)

Peer Group



24.2%   75.8%

■ Non Interest Income
■ Net Interest Income

Sample of 279 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2012, excluding investment gains/(losses)

City *Holding Company*

Non-interest income is branch driven:

	2007	2008	2009	2010	2011	2012
Electronic Fee Income	$7.9	$8.6	$9.0	$9.9	$11.1	$12.4
All Other Service Fee Income	$36.5	$37.4	$36.0	$30.1	$27.0	$26.3
Insurance	4.1	4.2	5.6	5.5	5.9	6.1
Investment Management	2.0	2.2	2.3	2.8	3.1	3.8
BOLI	2.5	2.9	3.3	3.4	3.2	3.0

City *Holding Company*

Stable past-due loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Residential
Home Equity
Consumer
CMRE
C&I

City Holding Company

Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of September 30, 2012

City Holding Company

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of September 30, 2012

City Holding Company

A High Performing Bank

1. ***Bank Director ranked City #3 of largest 150 US banks in 2010***

2. ***Bank Director ranked City #8 among US Banks with assets between \$1B - \$5B in 2011***

3. ***Bank Director named City 10th on the "Nifty Fifty" for best use of capital***



What Does It Take
TO BE GREAT?
by JACK MILLIGAN



BANK PERFORMANCE SCORECARD **TOP 150 BANKS**

						Profitability				Capital Adequacy		Asset Quality				
Rank	Company Name	Ticker	State	Total Assets ($000)	Industry Type	Core ROAA (%)	ROA Rank	Core ROAE (%)	ROE Rank	Tang Common Equity/Tang Assets (%)	TCE Rank	NPAs/ Loans & OREO (%)	NPA Rank	NCOs/ Avg Loans (%)	NCOs Rank	Final Score
1	State Bank Financial Corp.	STBZ	GA	2,820,574	Bank	1.66	4	13.07	10	12.42	13	1.20	17	0.13	5	35
2	First Financial Bankshares, Inc.	FFIN	TX	3,776,367	Bank	1.73	3	13.55	7	9.97	25	1.40	20	0.35	17	53.5
3	City Holding Company	CHCO	WV	2,633,295	Bank	1.54	6	13.36	9	10.01	22	1.07	15	0.41	21	54
4	First Republic Bank	FRC	CA	22,377,633	Bank	1.39	9	18.00	2	6.61	44	0.11	2	0.05	2	57
5	Republic Bancorp, Inc.	RBCAA	KY	3,622,703	Bank	1.85	2	17.47	3	10.00	23	3.08	57	0.83	55	64
6	BankUnited, Inc.	BKU	FL	10,869,560	Thrift	1.86	1	15.30	4	10.97	12	0.00	1	5.67	142	91.5
7	Commerce Bancshares, Inc.	CBSH	MO	18,502,339	Bank	1.22	17	11.26	17	10.27	20	1.66	25	0.96	61	97
8	Bank of the Ozarks, Inc.	OZRK	AR	3,273,609	Bank	1.36	10	15.75	5	9.57	31	2.96	53	0.81	58	100
9	Cullen/Frost Bankers, Inc.	CFR	TX	17,617,040	Bank	1.21	16	13.46	24	8.90	41	2.04	12	0.52	30	114
10	Brookline Bancorp, Inc.	BRKL	MA	2,720,542	Thrift	1.04	29	5.56	74	16.83	4	0.38	5	0.29	11	115

City Holding Company








Noninterest Income/Total Revenues
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2007
2008
2009
2010
2011
2012
CHCO
$1B - $5B
City Holding Company

Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



North Carolina Loan Production Office

In 2007, City opened a LPO in Charlotte staffed with 2 lenders and focused on commercial real estate lending.

- Markets: Charlotte, Winston-Salem, Raleigh, & Norfolk, VA
- Projects: Apartments 20%, High Tech Office Bldgs 25%, GSA 20%, Grocery and Other Retail Stores 30%; Medical Office Bldgs 5%
- Loans Outstanding: $87.1 million
- Debt Service Coverage * 1.65x
- Loan to Value* 62%
- Weighted Average Rate 4.27%
- Average Loan Size $4.4 million

* Based on average of this portfolio

City *Holding Company*

Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	**83**	**$ 2.8 B**	**$34 million**
BBT	80	$ 6.0 B	$74 million
UBSI	38	$ 1.9 B	$51 million
JPM	19	$ 1.2 B	$66 million
HBAN	17	$ 0.9 B	$53 million

Includes branches within 5 miles of City branch
Source: SNL

City *Holding Company*

De novo branch results



Average Deposits
Average Consumer Loans
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
Year 1
Year 2
Year 3
Year 4
Year 5

City Holding Company

CityInsurance: Growing

Revenues

- 2006 $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million
- 2010 $5.5 million
- 2011 $5.9 million
- 2012 $6.1 million

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty

Markets

Charleston (3 locations)
Huntington
Ripley
Beckley
Martinsburg
Ashland

Acquisitions

Dickens & Clark (Teays Valley)
Patton Insurance - Nitro
Millcreek Insurance - Ripley
Ashland Area Insurance

City *Holding Company*

Trust AUM: Strong growth
CAGR (Dec 31, 2004-December 31, 2012) over 11.2%



CHCO: Capital flexibility

- Tangible common equity at 12/31/12: 9.40%

- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - **Increased 3% in January 2012 to $1.40**
  - **Dividend yield of 3.6% (as of 3/12/13)**
  - **Dividend payout ratio 47% (Analyst est. EPS for 2013 of $2.99)**

- Share repurchases
  - **Purchased 237,535 shares during 2012 (1.6%)**
  - Purchased 755,501 shares during 2011 (4.9%)
  - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

City *Holding Company*



Tangible Common Equity:
strong following 2 acquisitions in 2012/3
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
2007
2008
2009
2010
2011
2012
Projected 2013
TE/TA
City Holding Company

Share Count:



City Holding Company

Short Position in CHCO



At February 28, 2013:
1,965,538 shares shorted
15,650,393 shares outstanding
Average Daily Volume
Days to Cover
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
90
80
70
60
50
40
30
20
10
0
3/15/12
3/30/12
4/13/12
4/30/12
5/15/12
5/31/12
6/15/12
6/29/12
7/13/12
7/31/12
8/15/12
8/31/12
9/14/12
9/28/12
10/15/12
10/31/12
11/15/12
11/30/12
12/14/12
12/31/12
1/15/13
1/31/13
2/15/13
2/28/13

City Holding Company

Growth per share (12/31/04 – 12/31/12):

- **Loans per share:**   **6.4% CAGR**
- **Deposits per share:**   **5.4% CAGR**
- **Non-interest inc per share:**   **2.7% CAGR**
- **Expenses per share*:**   **4.0% CAGR**

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

* -Excluding one-time merger expenses

City *Holding Company*

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking:
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

City *Holding Company*

Acquisition territory:


Detroit
Toledo
Cleveland
Pittsburgh
Columbus
Cincinnati
Frankfort
Lexington
Louisville
Harrisburg
Trenton
Philadelphia
Dover
Baltimore
Washington
Richmond
Virginia Beach
Raleigh
Charlotte
Columbia
Atlanta
250mi
All rights reserved

City Holding Company

CHCO represents good value and stability

- **Pricing Metrics***:
- Price to Book: 171%
- Price to Tangible Book: 212%
- Price to 2013 Projected Earnings**
        12.8x
- Dividend Yield   3.6%
- Div Payout Ratio (First Call)**   47%
- Tangible Capital/Tangible Assets***   9.40%
- Institutional Ownership   61%

* Based on Price of $38.18 (3/12/13)

** Based on analyst estimate of $2.99 (average of 7)

City Holding Company